NEWS RELEASE
TSX Venture Exchange - Symbol: SNV	May 10th, 2007

SONIC GRANTS OPTIONS

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that the Company has granted 400,000 stock options to the members of a new Business Advisory Board, including our Executive Vice President. The Business Advisory Board will assist the Company in determining the best business strategies for specific market segments and help the Company in finding appropriate business partners as needed. The options granted will be exercisable at $0.56 per share.

About Sonic
Sonic develops and markets Sonoprocessê technologies utilizing the Company’s patented sonic generator, and is the only large scale industrial of sonic energy suitable for process industries. The Sonic Treatment System for the remediation of soils contaminated with persistent organic pollutants, such as PCB, combines a patented de-chlorination Sonoprocessê with our patented Terra-Kleen solvent extraction process. The Sonic Treatment System is marketed in North America and licenced internationally. Sonic is currently developing further proprietary SonoprocessTM applications in collaboration with industry partners to better meet the needs of major process industries such as concrete and oil.

For further information, please contact:
Robin Cook, Account Manager
CHF Investor Relations Tel: (416) 868-1079 ext. 228 Fax: (416) 868-6198 Email: robin@chfir.com

This press release contains “forward looking statements” within the meaning of applicable Canadian securities legislation. The words “could”, “plan”, “expect”, “estimate”, “anticipate”, “project”, “predict”, “intend”, “may”, “potential”, “believe” and similar expressions and variations thereof are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and participation in projects and financing and any other statements that are not historical facts. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The reader is cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Canadian securities regulators. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

www.SonicEnvironmental.com